EXHIBIT 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Renault and Elf Celebrate their 35-year Partnership

Paris, April 22, 2003 — Renault and TotalFinaElf are celebrating the 35th anniversary of the partnership between the French automaker and the Elf brand. Ever since they signed their first product recommendation agreement in 1968, Elf and Renault have been cooperating closely in technical, commercial and sports areas.

As a result of their technical collaboration, Elf has developed and marketed new product lines. In industry, for example, it provides the automaker’s assembly lines with OEM oil and has created such innovations as lifelong oil for gearboxes. In another aspect of their partnership, Renault recommends Elf products for all its vehicles and once again renewed this agreement at the end of 2002.

Car racing is the natural meeting place for an automaker and an oil company, since it provides an opportunity to develop mechanical and product performance in the field and under extreme conditions. The Formula One competition, in particular, is a formidable testing ground for monitoring such features as resistance to wear and tear, engine thermal protection systems at high temperature and reduction of internal abrasion.

Today, consumers benefit directly from the experience of these major competitions with such innovative products as Elf Evolution SXR 5W30, which promotes fuel economy and reduces pollution, and Elf Excellium LDX 5W40, which provides engine protection and greater efficiency.

The Elf brand has faithfully accompanied Renault since its first Formula One appearance in 1977, and notably its five world championships in the automakers’ title. For the 2003 season, the single seaters piloted by Jarno Trulli and Fernando Alonso will once again be flying the Elf colors.

Elf lubricants and Renault vehicles are sold in more than 100 countries. To help the automaker benefit from an efficient and competitive logistics base, the Elf brand supports its development with several dozen production sites throughout Europe, in addition to Africa, the Middle East, Asia and Latin America.

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